# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Neptune Insurance Holdings Inc., CIK 0002067129
CUSIP: 64073B103
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 400 6th Street S, Suite 2, St. Petersburg, Florida (FL), 33701
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002087995

## Reporting persons
- BSIV Hold 101, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 14,252,718; sole dispositive power 0; shared dispositive power 14,252,718; aggregate amount beneficially owned 14,252,718 (15.02% of the class)
  Comment: The reported percentage is calculated based upon 94,895,913 shares of Class A common stock ("Common Stock") outstanding as of April 27, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q ("Form 10-Q") filed with the Securities and Exchange Commission ("SEC") on April 29, 2026.
- BSIV Hold 101 GP, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 14,252,718; sole dispositive power 0; shared dispositive power 14,252,718; aggregate amount beneficially owned 14,252,718 (15.02% of the class)
  Comment: The reported percentage is calculated based upon 94,895,913 shares of Common Stock outstanding as of April 27, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on April 29, 2026.
- Bregal Sagemount IV General Partner Jersey Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 14,252,718; sole dispositive power 0; shared dispositive power 14,252,718; aggregate amount beneficially owned 14,252,718 (15.02% of the class)
  Comment: The reported percentage is calculated based upon 94,895,913 shares of Common Stock outstanding as of April 27, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on April 29, 2026.
- Bregal Sagemount Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 14,252,718; sole dispositive power 0; shared dispositive power 14,252,718; aggregate amount beneficially owned 14,252,718 (15.02% of the class)
  Comment: The reported percentage is calculated based upon 94,895,913 shares of Common Stock outstanding as of April 27, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on April 29, 2026.
- Gene Yoon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 14,252,718; sole dispositive power 0; shared dispositive power 14,252,718; aggregate amount beneficially owned 14,252,718 (15.02% of the class)
  Comment: The reported percentage is calculated based upon 94,895,913 shares of Common Stock outstanding as of April 27, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on April 29, 2026.

## Item 1. Issuer
Name of issuer: Neptune Insurance Holdings Inc.
Address of issuer's principal executive offices: 400 6th Street S, Suite 2, St. Petersburg, Florida 33701

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and individuals listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) BSIV Hold 101, LP ("BSIV 101")
(ii) BSIV Hold 101 GP, LLC ("BSIV 101 GP")
(iii) Bregal Sagemount IV General Partner Jersey Ltd ("Bregal GP")
(iv) Bregal Sagemount Management LP ("Bregal LP")
(v) Gene Yoon
Address of principal business office or, if none, residence:
The principal business address of BSIV 101, BSIV 101 GP, Bregal LP and Gene Yoon is 200 Park Avenue, 45th Floor, New York, NY 10166.

The principal business address of Bregal GP is Second Floor, Winward House, La Route de la Liberation, St. Helier, Jersey, Y9, JE2 3BQ, Channel Islands.
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to row 9 on each cover page.

The reported securities are directly held by BSIV 101. BSIV 101 is managed by BSIV 101 GP, its general partner, which is managed by Bregal GP, its sole member, which is managed by a board of directors and is ultimately 100% owned by Gene Yoon. Bregal LP, which is majority owned by Gene Yoon, is the investment advisor to BSIV 101. Gene Yoon, as managing director of Bregal LP, may be deemed to have voting and dispostive power with respect to the Common Stock directly held by BSIV 101. The filing of this statement shall not be construed as an admission that the Reporting Persons or any of the foregoing are the beneficial owners of any of the securities covered by this statement.
Percent of class:
See responses to row 11 on each cover page.

The reported securities represent 15.02% of the outstanding Common Stock. Such calculation is based upon 94,895,913 shares of Common Stock outstanding as of April 27, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on April 29, 2026.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of November 7, 2025, incorporated by reference into this Schedule 13G.

BSIV Hold 101, LP, By: BSIV Hold 101 GP, LLC, its General Partner, By: Bregal Sagemount IV General Partner Jersey Limited, its Sole Member. BSIV Hold 101 GP, LLC, By: Bregal Sagemount IV General Partner Jersey Limited, its Sole Member.

## Signatures
- BSIV Hold 101, LP: /s/ Colin James Dow - /s/ Paul Andrew Bradshaw, Colin James Dow / Director - Paul Andrew Bradshaw / Director (08/13/2026)
- BSIV Hold 101 GP, LLC: /s/ Colin James Dow - /s/ Paul Andrew Bradshaw, Colin James Dow / Director - Paul Andrew Bradshaw / Director (08/13/2026)
- Bregal Sagemount IV General Partner Jersey Ltd: /s/ Colin James Dow - /s/ Paul Andrew Bradshaw, Colin James Dow / Director - Paul Andrew Bradshaw / Director (08/13/2026)
- Bregal Sagemount Management LP: /s/ Gene Yoon, Gene Yoon / Managing Partner (08/13/2026)
- Gene Yoon: /s/ Gene Yoon, Gene Yoon (08/13/2026)